Dreyfus
Liquid Assets, Inc.

SEMIANNUAL REPORT June 30, 2007



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Liquid Assets, Inc., covering the six-month period from January 1, 2007, through June 30, 2007.

The U.S. economy produced mixed signals over the first half of 2007, causing investor sentiment to swing from concerns regarding a domestic economic slowdown stemming from slumping housing markets to worries about mounting inflationary pressures in an environment of robust global growth. However, more recent data have provided stronger signals that a "soft landing" is likely for the U.S. economy. The rate of decline in residential construction is becoming less severe, the industrial inventory slowdown is fading and capital goods orders have strengthened. What's more, a generally rising stock market has helped to offset any negative "wealth effect" from the weak housing market.

Should these trends persist, we expect U.S. economic growth to hover slightly below long-term averages during the second half of this year. A moderate economic growth rate and gradually receding inflationary pressures may keep the Federal Reserve Board on the sidelines and help to support yields of money market instruments near current levels. As always, your financial advisor can help you position your investments for these and other developments.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
July 16, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of January 1, 2007, through June 30, 2007, as provided by Patricia A. Larkin, Senior Portfolio Manager

Fund and Market Performance Overview

Yields of money market instruments remained in a relatively narrow trading range as the Federal Reserve Board (the "Fed") held monetary policy steady throughout the reporting period.

For the six-month period ended June 30, 2007, Dreyfus Liquid Assets, Inc., produced an annualized yield of 4.69% for its Class 1 shares and an annualized yield of 4.80% for its Class 2 shares. Taking into account the effects of compounding, the fund's Class 1 and Class 2 shares also provided annualized effective yields of 4.79% and 4.91%, respectively, for the same period.[1,2]

The Fund's Investment Approach

The fund seeks as high a level of current income as is consistent with the preservation of capital. To pursue this goal, the fund invests in a diversified portfolio of high-quality, short-term debt securities, including securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, certificates of deposit, time deposits, bankers' acceptances, and other short-term securities issued by U.S. banks and foreign branches of U.S. banks, repurchase agreements, asset-backed securities, commercial paper and other short-term corporate obligations of U.S. issuers.

Normally, the fund invests at least 25% of its net assets in bank obligations.

Slower Growth and Persistent Inflation Keep the Fed on the Sidelines

2007 began in an environment of softening housing markets and declining energy prices, in which the Fed had left short-term interest rates unchanged at 5.25% over the previous six months. Consumer confidence and orders for durable goods had declined in the fourth quarter of 2006, and inflation had driven consumer prices higher at a relatively moderate 2.5% rate in 2006 overall, the lowest annual increase since 2003. The combination of moderate economic growth and subdued inflation led some investors to believe that the Fed would remain on the sidelines for much of 2007 as it scrutinized new economic data to assess the impact of its previous tightening campaign on the economy and inflation. The Fed did just that at its meeting in late January, when it left the federal funds rate at 5.25% for the fifth consecutive time.

Despite heightened volatility in equity markets and turmoil in the sub-prime mortgage sector in late February, the unemployment rate dipped to 4.5%. This development seemed to ease fears that the long U.S. economic expansion might be ending, as it would be unusual to see pronounced weakness among consumers while the labor market remained robust.

The Fed apparently endorsed this view in late March, when it again held the federal funds rate steady. However, a change in the wording of its accompanying announcement suggested that the Fed viewed the risk of inflation as greater than the risk of recession, pushing back investors' expectations of an eventual easing of monetary policy. It later was announced that GDP in the first quarter grew at an anemic 0.7% annualized rate, the slowest quarterly pace since the first quarter of 2003.

Stronger Second Quarter Growth Fueled Inflation Fears

Economic and inflation data remained mixed in April and May. On one hand, housing prices continued to slide and consumer sentiment deteriorated. On the other hand, a key measure of inflation, the core personal consumption price index, rose by 2.2% in May before moderating in June. This was above the target rate that many Fed members have stated as the upper limit of their inflation tolerance, reinforcing investors' views that the Fed was unlikely to reduce short-term interest rates anytime soon.

In June, signs of stronger economic growth contributed to higher yields on longer-term bonds. In its statement following its Federal Open Market Committee meeting on June 28, the Fed indicated that it was not yet convinced of the sustainability of low inflationary pressures. In addition, the Fed expressed its view that the economy was likely to expand moderately, and that high levels of resource utilization could lead to higher inflation in the future.

In this relatively uncertain environment, we generally maintained the fund's weighted average maturity in a range we considered to be in line with industry averages. Late in the reporting period, when it became clearer that the Fed likely would remain on hold for some time, we began to increase the fund's holdings of money market instruments with maturities up to six months in an attempt to capture incrementally higher yields.

Unchanged Fed Policy Likely Over the Foreseeable Future

As we enter the second half of the year, the Fed and the markets will be closely analyzing new economic reports to discern if policy adjustments are warranted. Any significant spillover of weakness from housing into the employment picture could make an easing of monetary policy more likely in 2008, while an uptick in inflation could put pressure on the Fed to adjust interest rates upward. However, barring these developments, it could be some time before the Fed changes monetary policy, suggesting to us that money market yields are likely to remain in a relatively narrow trading range.

July 16, 2007

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Annualized yields provided for the fund's Class 1 shares reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect until December 31, 2007, at which time it may be extended, modified or terminated.*

[2] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Annualized yields provided for the fund's Class 2 shares reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in which shareholders will be given at least 90 days' notice prior to the time such absorption may be terminated. Class 2 shares of the fund are available only to certain eligible financial institutions. Had these expenses not been absorbed, the fund's Class 2 shares annualized yield would have been 4.79%, and the annualized effective yield would have been 4.90%.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Liquid Assets, Inc. from January 1, 2007 to June 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended June 30, 2007

	Class 1 Shares	Class 2 Shares
Expenses paid per $1,000†	$ 3.36	$ 2.76
Ending value (after expenses)	$1,023.50	$1,024.10

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended June 30, 2007

	Class 1 Shares	Class 2 Shares
Expenses paid per $1,000†	$ 3.36	$ 2.76
Ending value (after expenses)	$1,021.47	$1,022.07

† *Expenses are equal to the fund's annualized expense ratio of .67% for Class 1 shares, and .55% for Class 2 shares; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

June 30, 2007 (Unaudited)

Negotiable Bank Certificates of Deposit—3.2%	Principal Amount ($)	Value ($)
Harris N.A. 5.34%, 12/3/07	100,000,000	100,000,000
Wilmington Trust Co., DE 5.31%, 8/6/07−10/18/07	70,000,000	70,000,000
Total Negotiable Bank Certificates of Deposit (cost $170,000,000)		**170,000,000**

Commercial Paper—71.4%		
Abbey National North America LLC 5.30%, 11/1/07	75,000,000	73,677,750
ABN-AMRO North America Finance Inc. 5.33%, 12/4/07	200,000,000	195,502,000
Asscher Finance Corp. 5.32%, 8/13/07	100,000,000 [a]	99,370,528
Atlantic Asset Securitization LLC 5.33%−5.34%, 7/10/07−8/15/07	43,721,000 [a]	43,486,780
Atlantis One Funding Corp. 5.31%, 10/18/07	140,000,000 [a]	137,808,495
Bavaria TRR Corp. 5.34%, 7/23/07	140,000,000 [a]	139,544,844
Bayerische Hypo-und Vereinsbank AG 5.31%, 11/9/07	100,000,000	98,118,695
Beethoven Funding Corp. 5.31%−5.33%, 7/12/07−8/20/07	188,000,000 [a]	186,991,107
BNP Paribas Finance Inc. 5.31%, 11/19/07	150,000,000	146,965,563
Cancara Asset Securitisation Ltd. 5.32%, 7/13/07	100,000,000 [a]	99,823,500
CIESCO LLC 5.37%, 7/2/07	50,000,000 [a]	49,992,542
Citigroup Funding Inc. 5.32%, 7/13/07	175,000,000	174,690,833
Commerzbank U.S. Finance Inc. 5.32%, 11/19/07	130,000,000	127,365,063
Concord Minutemen Capital Co. LLC 5.30%, 7/9/07−7/17/07	182,573,000 [a]	182,225,356
CRC Funding LLC 5.30%, 7/30/07	100,000,000 [a]	99,578,695
Crown Point Capital Co. LLC 5.30%, 7/18/07	124,711,000 [a]	124,402,999

Commercial Paper (continued)	Principal Amount ($)	Value ($)
Daimler Chrysler Revolving Auto Conduit LLC 5.30%–5.32%, 7/16/07–7/18/07	195,854,000	195,379,368
Danske Corp., Delaware 5.30%, 10/12/07	200,000,000	197,047,333
FCAR Owner Trust, Ser. I 5.30%–5.32%, 7/10/07–11/16/07	77,951,000	77,447,828
FCAR Owner Trust, Ser. II 5.33%, 7/16/07	50,000,000	49,889,583
General Electric Capital Corp. 5.33%, 12/3/07	150,000,000	146,648,125
Grampian Funding Ltd. 5.30%, 7/19/07	65,000,000 [a]	64,831,000
Greenwich Capital Holdings Inc. 5.30%, 7/20/07	50,000,000	49,862,514
Harrier Finance Funding Ltd. 5.31%–5.32%, 8/24/07–11/7/07	135,000,000 [a]	133,667,304
HSBC Bank USA N.A. 5.31%, 11/5/07	50,000,000	49,088,069
ING America Insurance Holdings Inc. 5.30%, 7/17/07	39,000,000	38,909,347
Lexington Parker Capital Co. LLC 5.30%, 7/17/07	18,474,000 [a]	18,431,264
Liquid Funding Ltd. 5.33%, 11/26/07	55,000,000 [a]	53,828,744
Natexis Banques Populaires US Finance Co. LLC 5.30%, 11/9/07	100,000,000	98,122,333
PB Finance (Delaware) Inc. 5.32%, 7/24/07	100,000,000	99,661,708
Scaldis Capital Ltd. 5.30%, 10/15/07	10,000,000 [a]	9,847,919
Sigma Finance Inc. 5.30%–5.33%, 9/4/07–12/3/07	225,000,000 [a]	220,970,257
Societe Generale N.A. Inc. 5.31%, 11/5/07	100,000,000	98,177,903
Svenska Handelsbanken Inc. 5.29%, 7/10/07	30,000,000	29,960,850
Thames Asset Global Securitization No. 1 Inc. 5.31%, 7/18/07–7/20/07	189,323,000 [a]	188,839,137
Total Commercial Paper (cost $3,800,155,336)		**3,800,155,336**

Corporate Notes—9.9%	Principal Amount ($)	Value ($)
Cullinan Finance Ltd.		
5.32%, 3/27/08	200,000,000 a,b	199,985,124
Lehman Brothers Holdings Inc.		
5.35%, 9/27/07	100,000,000 b	100,000,000
Links Finance LLC		
5.33%, 10/25/07	75,000,000 a,b	74,997,616
Morgan Stanley		
5.36%, 7/4/07	150,000,000 b	150,000,000
Total Corporate Notes		
(cost $524,982,740)		**524,982,740**

Promissory Note—3.3%		
Goldman Sachs Group Inc.		
5.52%, 7/3/07		
(cost $175,000,000)	175,000,000	**175,000,000**

Short-Term Bank Notes—5.3%		
Bank of America N.A.		
5.30%, 9/14/07–10/12/07	180,000,000	180,000,000
Harris N.A.		
5.31%, 11/15/07	100,000,000	100,000,000
Total Short-Term Bank Notes		
(cost $280,000,000)		**280,000,000**

Time Deposit—3.7%		
Regions Bank (Grand Cayman)		
5.31%, 7/2/07		
(cost $194,000,000)	194,000,000	**194,000,000**

Repurchase Agreements—3.8%		
Citigroup Global Markets Holdings Inc.		
5.43%, dated 6/29/07, due 7/2/07 in the amount of		
$50,022,604 (fully collateralized by $42,967,111		
Corporate Bonds, 5.532%-26.37%, due 3/28/10-9/20/51,		
value $34,833,772, $10,838,000 Federal Home Loan		
Mortgage Corp., 7%, due 3/25/44, value $4,059,115 and		
$211,828,600 Federal National Mortgage Association,		
0%-8%, due 2/17/29-7/25/44, value $12,689,575)	50,000,000	50,000,000

Repurchase Agreements (continued)	Principal Amount ($)	Value ($)
Deutsche Bank Securities 5.35%, dated 6/29/07, due 7/2/07 in the amount of $150,066,875 (fully collateralized by $164,056,278 Federal Home Loan Mortgage Corp., Participation Certificates, 4.50%-7%, due 6/1/16-5/1/37, value $103,425,964, $148,179,891 Federal National Mortgage Association, 4.84%-6.984%, due 5/1/17-12/1/36, value $37,956,179 and $21,975,104 Goverment National Mortgage Association, 4.50%-5.25%, due 10/20/34-5/20/35, value $11,617,857	150,000,000	150,000,000
Total Repurchase Agreements (cost $200,000,000)		**200,000,000**
Total Investments (cost $5,344,138,076)	**100.6%**	**5,344,138,076**
Liabilities, Less Cash and Receivables	**(.6%)**	**(30,109,359)**
Net Assets	**100.0%**	**5,314,028,717**

a *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2007, these securities amounted to $2,128,623,211 or 40.1% of net assets.*

b *Variable rate security—interest rate subject to periodic change.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Banking	41.3	Asset Backed/Single Seller	6.1
Asset-Backed/Multi-Seller Programs	18.7	Repurchase Agreements	3.8
Asset-Backed/Structured		Asset-Backed/Securities	
Investment Vehicles	12.9	Arbitrage Vehicles	1.2
Brokerage Firms	8.0	Insurance	.7
Finance	7.9		**100.6**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investment in securities—See Statement of Investments	5,344,138,076	5,344,138,076
Interest receivable		8,625,702
Prepaid expenses		180,785
		5,352,944,563
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 2(b)		2,375,018
Cash overdraft due to Custodian		12,980,956
Payable for shares of Common Stock redeemed		23,258,949
Accrued expenses		300,923
		38,915,846
Net Assets ($)		**5,314,028,717**
Composition of Net Assets ($):		
Paid-in capital		5,314,075,209
Accumulated net realized gain (loss) on investments		(46,492)
Net Assets ($)		**5,314,028,717**

Net Asset Value Per Share

	Class 1 Shares	Class 2 Shares
Net Assets ($)	1,797,959,241	3,516,069,476
Shares Outstanding	1,798,870,024	3,516,058,411
Net Asset Value Per Share ($)	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2007 (Unaudited)

Investment Income ($):	
Interest Income	**138,489,157**
Expenses:	
Management fee–Note 2(a)	12,134,453
Shareholder servicing costs–Note 2(b)	2,931,022
Prospectus and shareholders' reports	150,666
Registration fees	135,144
Custodian fees	118,448
Professional fees	39,156
Directors' fees and expenses	13,211
Miscellaneous	47,165
Total Expenses	**15,569,265**
Less–waiver of fees due to undertaking–Note 2(a)	(258,533)
Net Expenses	**15,310,732**
Investment Income–Net	**123,178,425**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**20,222**
Net Increase in Net Assets Resulting from Operations	**123,198,647**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006
Operations ($):		
Investment income–net	123,178,425	231,489,998
Net realized gain (loss) on investments	20,222	–
Net Increase (Decrease) in Net Assets Resulting from Operations	**123,198,647**	**231,489,998**
Dividends to Shareholders from ($):		
Investment income–net:		
Class 1 shares	(42,030,769)	(78,562,858)
Class 2 shares	(81,147,656)	(152,927,140)
Total Dividends	**(123,178,425)**	**(231,489,998)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Class 1 shares	584,684,328	1,045,181,610
Class 2 shares	1,719,828,073	4,037,632,086
Net assets received in connection with reorganization–Note 1	–	29,749,419
Dividends reinvested:		
Class 1 shares	40,817,104	76,188,960
Class 2 shares	3,119,649	4,154,822
Cost of shares redeemed:		
Class 1 shares	(643,960,210)	(1,128,790,944)
Class 2 shares	(1,685,793,783)	(3,289,229,766)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**18,695,161**	**774,886,187**
Total Increase (Decrease) in Net Assets	**18,715,383**	**774,886,187**
Net Assets ($):		
Beginning of Period	5,295,313,334	4,520,427,147
End of Period	**5,314,028,717**	**5,295,313,334**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| Class 1 Shares | Six Months Ended June 30, 2007 (Unaudited) | Year Ended December 31, | | | | |
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.023	.044	.026	.007	.006	.015
Distributions:						
Dividends from investment income−net	(.023)	(.044)	(.026)	(.007)	(.006)	(.015)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	4.74[a]	4.45	2.62	.72	.60	1.47
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.67[a]	.69	.71	.70	.68	.64
Ratio of net expenses to average net assets	.67[a]	.69	.70	.70	.68	.64
Ratio of net investment income to average net assets	4.69[a]	4.37	2.32	.71	.60	1.47
Net Assets, end of period ($ x 1000)	1,797,959	1,816,411	1,794,075	4,823,521	5,047,571	6,232,615

[a] Annualized.
See notes to financial statements.

Class 2 Shares	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31,	
		2006	2005[a]
Per Share Data ($):			
Net asset value, beginning of period	1.00	1.00	1.00
Investment Operations:			
Investment income−net	.024	.045	.022
Distributions:			
Dividends from investment income−net	(.024)	(.045)	(.022)
Net asset value, end of period	1.00	1.00	1.00
Total Return (%)	4.86[b]	4.61	3.07[b]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.56[b]	.55	.57[b]
Ratio of net expenses to average net assets	.55[b]	.55	.55[b]
Ratio of net investment income to average net assets	4.80[b]	4.54	3.05[b]
Net Assets, end of period ($ x 1000)	3,516,069	3,478,902	2,726,352

[a] *From April 18, 2005 (commencement of initial offering) to December 31, 2005.*
[b] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Liquid Assets, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. During the reporting period, the Manager was a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On July 1, 2007, the Mellon Financial and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus became a wholly-owned subsidiary of The Bank of New York Mellon Corporation.

As of the close of business on September 22, 2006, pursuant to an Agreement and Plan of Reorganization previously approved by the fund's Board of Directors, all of the assets, subject to the liabilities, of Founders Money Market Fund, were transferred to the fund. Shareholders of Founders Money Market Fund received Class 1 shares of the fund, in an amount equal to the aggregate net asset value of the investment in Founders Money Market Fund at the time of the exchange. The net asset value of the fund's Class 1 shares at the close of business on September 22, 2006, after the reorganization, was $1.00 per share, and a total of 29,749,419 Class 1 shares representing net assets of $29,749,419, were issued to Founders Money Market Fund shareholders in the exchange. The exchange was a tax-free event to shareholders.

During the reporting period, Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, served as the distributor of the fund's shares. Effective June 30, 2007, the Distributor became known as MBSC Securities Corporation. The fund is authorized to issue 30 billion shares of $.001 par value of Common Stock. The fund currently offers two classes of shares: Class 1 (23.5 billion shares authorized, and Class 2 (6.5 billion shares authorized). Class 1 and Class 2 shares are identical except for the services offered to and the expenses borne by each class and certain voting rights. Class 2 shares are offered only to certain eligible financial institutions. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value of per share $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the fund's Board of Directors to represent the fair value of the fund's investments.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and is recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

The fund may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the fund's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the fund's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the fund will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the fund maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The fund has an unused capital loss carryover of $66,714 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2006. If not applied, $11,357 of the carryover expires in fiscal 2007, $8,270 expires in fiscal 2008, $9,111 expires in fiscal 2009, $24,768 expires in fiscal 2010, $7,910 expires in fiscal 2011, $191 expires in fiscal 2012 and $5,107 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2006, were all ordinary income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At June 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is based on the value of the fund's average daily net assets and is computed at the following annual rates: .50% of the first $1.5 billion; .48% of the next $500 million; .47% of the next $500 million; and .45% over $2.5 billion. The fee is payable monthly. The agreement provides that in any full fiscal year the aggregate expenses, enclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed 1% of the value of the funds average net assets, the Manager will refund to the fund, or bear, the excess over 1%. The Manager has contractually agreed to waive receipt of its fees and/or assume the expenses of the fund's Class 1 shares, until December 31, 2007, so that annual fund operating expenses for Class 1 shares, exclusive of certain expenses as described above, do not exceed .70%. The Manager has undertaken to waive its fees and or assume the expenses of the fund's Class 2 shares, so that the expenses for Class 2 shares, exclusive of certain expenses as described above, does not exceed .55%. The Manager may terminate this undertaking upon at least 90 days, prior notice to investors. The reduction in fees, pursuant to the undertakings, amounted to $258,533 during the period ended June 30, 2007.

(b) Under the Shareholder Services Plan, Class 1 and Class 2 shares reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended June 30, 2007, Class 1 shares were charged $946,577 and Class 2 shares were charged $953,430 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended June 30, 2007, the fund was charged $759,110 pursuant to the transfer agency agreement.

During the period ended June 30, 2007, the fund was charged $2,044 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $2,000,389, custody fee of $115,379, chief compliance officer fees $1,205 and transfer agency per account fees $266,200, which are offset against an expense reimbursement currently in effect in the amount of $8,155.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

For More Information

Dreyfus Liquid Assets, Inc.
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DLAXX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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